SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                 SCHEDULE 13E-4
                                 AMENDMENT NO. 1
                          ISSUER TENDER OFFER STATEMENT

                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                       LIGAND PHARMACEUTICALS INCORPORATED
                                (NAME OF ISSUER)

                       LIGAND PHARMACEUTICALS INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

          WARRANTS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                             WARRANTS - 53220K 11 6
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                                DAVID E. ROBINSON

                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       LIGAND PHARMACEUTICALS INCORPORATED
                           10275 SCIENCE CENTER DRIVE
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-7500
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                NOVEMBER 19, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE

 TRANSACTION VALUATION                                AMOUNT OF FILING FEE(1)
      $12,267,517                                             $2,454

(1) Pursuant to Rule 0-11(b)(2), the filing fee has been determined based on the average of high and low prices of the Warrants reported on The Nasdaq National Market on November 17, 1999.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

     Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid: $2,454

     Filing Party: Ligand Pharmaceuticals Incorporated

     Form or registration no.:  13E-4    Dated filed:  November 19, 1999

     Instruction. Ten Copies of this statement, including all exhibits, shall be filed with the Securities and Exchange Commission.


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                                EXPLANATORY NOTE

     This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4 initially filed on November 19, 1999 (as amended, the "Statement") pursuant to which Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"), is offering to exchange certain of its outstanding warrants to purchase shares of its common stock, $0.001 par value per share (the "Shares" or the "Common Stock"). The exchange offer was made pursuant to an Offer to Exchange and related Letter of Transmittal, dated November 19, 1999 (the "Exchange Offer") and relates to warrants (the "Warrants") originally issued in the public offering with Allergan Ligand Retinoid Therapeutics, Inc. with an exercise price of $7.12 per share. In the Statement the Company describes its offer to exchange any outstanding Warrants, together with payment to the Exchange Agent of $7.12 per Share for which the Warrants are exercisable, for the number of newly issued Shares issuable under such Warrant plus a cash amount of $1.12, net, without interest, per Share, in accordance with the terms and subject to the conditions set forth in the Exchange Offer. The only items being amended are those items set forth below.

ITEM 8. ADDITIONAL INFORMATION.

     The Exchange Offer expired at 12:01 am, New York City time, on December 18, 1999. Under the terms of the Exchange Offer, the Company accepted for exchange and exchanged Warrants for the purchase of approximately 2.3 million Shares and net cash proceeds of approximately $13.9 million.

     On December 21, 1999, the Company issued a press release announcing the expiration of the Exchange Offer and final results of the Exchange Offer. A copy of the press release is attached hereto as exhibit (a)(6) and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.        DESCRIPTION

 (a)(6)            Press Release


                                    SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date:  December 23, 1999             /s/ PAUL V. MAIER
                                     ----------------------------
                                     Paul V. Maier
                                     Senior Vice President and
                                     Chief Financial Officer